Exhibit 99.1
Eugene Melnyk
199 Bay Street
Suite 5300
Toronto, ON M5L 1B9
February 28, 2008
Board of Directors of Biovail Corporation
c/o Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario L5N 8M5
Dear Sirs,
     As you know, almost twenty years ago I founded Biovail, and it grew into one of the world’s leading specialty pharmaceutical companies, focused on researching and developing state-of-the-art drug delivery technologies. As its largest shareholder, I continue to believe in Biovail, but it saddens me to witness the Company’s decline under its current management.
     In December, I met with both the Chairman and Lead Director of the Board of Directors of Biovail and communicated to them my dissatisfaction with the direction of the Company. In particular, I indicated my serious concerns about the ineffective exploitation of the depth and value of the Company’s world class drug delivery technology. I requested them to consider various actions to enhance shareholder value.
     Having not received an appropriate response from the Board, I am at this juncture formally informing the Board that I have decided to explore, and am exploring, various options available to me in connection with my interest in Biovail, including the possibility of joining with a partner or partners to acquire the remaining shares of Biovail, selling all or a portion of my current Biovail shares to a third party, continuing to hold my shares for investment, or seeking changes to the composition of the Board of Directors.
     I again expressed my concerns to a number of independent members of the Board during a meeting on February 21, 2008. I cited specific instances of management’s failed efforts to achieve operational success and raised questions about senior management compensation in light of Biovail’s performance. I believe many others share my concerns.
     I still have great pride in and a continued commitment to the success of Biovail even after leaving the Board last summer. I have continued in my efforts to act in the best interest of and with a view to bettering Biovail. The corporate governance initiative I helped design and then so vigilantly enforced should have taken Biovail to a whole new level of excellence, but current management fails to properly effectuate that initiative.
     Having lost confidence in management and the Board, I resigned earlier this week as a director and officer of Biovail Laboratories International S.R.L. and Biovail Holdings International S.R.L.
     I hope that that the Board, consistent with its duty to act in the best interest of Biovail and its fiduciary duties, will deal in a timely manner appropriately with any proposal that I or others may bring forward and will take very seriously the concerns I have raised.
Yours truly,
/s/  Eugene Melnyk
Eugene Melnyk